

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2011

Gregory Rufus
Executive Vice President and Chief Financial Officer
TransDigm Group Incorporated
1301 East 19th Street, Suite 3710
Cleveland, OH 44114

      Re: TransDigm Group Incorporated
                Form 10-K for the Fiscal Year Ended September 30, 2010
                File No. 001-32833
                Filed November 15, 2010

Dear Mr. Rufus:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    Lyn Shenk
                                    Branch Chief